December 13, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

                 Amy C. Bruckner, Staff Accountant

Re:	Gilead Sciences, Inc.

Comment Letter Dated August 4, 2006

Form 10-K for the Fiscal Year Ended December 31, 2005

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

File No. 000-19731

Ladies and Gentlemen:

This letter sets forth the responses of Gilead Sciences, Inc. (“Gilead”, “we”, “our” or “us”) to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) from our telephonic conversation held on November 17, 2006 with respect to the above referenced Form 10-K and Form 10-Q. For your convenience, we have duplicated the original comments of the Staff as set forth in the August 4, 2006 comment letter below in italics in providing our responses to each of the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Estimates and Judgments

Revenue Recognition, page 32

1.	We acknowledge your revenue recognition policy as noted herein and within your “Summary of Significant Accounting Policies” in the accompanying notes to your consolidated financial statements. We believe that your disclosure related to estimates of items that reduce your gross revenue, which you specify as accruals for returns of expired products; rebate programs; and customer incentives, could be defined and improved. Please provide us with the information that follows in a disclosure-type format.

a)	Quantify each item that reduces your gross revenue for the years presented. Additionally, please outline the effect that could result from using other reasonably likely assumptions than those upon which you currently rely in

Gilead Sciences, Inc. 333 Lakeside Drive Foster City, CA 94404 USA phone 650 574 3000 facsimile 650 578 9264	www.gilead.com

estimating each product sales allowance. For example, please disclose a range of reasonably likely amounts or another type of sensitivity analysis.

Gilead response: The Staff has reviewed the response that we provided in our response letters dated August 31, 2006 and November 14, 2006 and indicated that there were no further comments. As such, we have not made further changes to our response from our letters dated August 31, 2006 and November 14, 2006.

b)	Expand the discussion of your use of information from external sources; that is, tell us how you analyze the inventory data that you receive from your U.S. wholesalers and third-party prescription information each period. In discussing your estimate of product returns, consider disclosing, preferably by product and in tabular format, the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period, if any.

Gilead response: The Staff has reviewed the response that we provided in our response letter dated August 31, 2006 and indicated that there were no further comments. As such, we have not made further changes to our response from our letter dated August 31, 2006.

c)	If applicable, discuss any shipments made as a result of incentives and/or in excess of your customers’ inventory levels in the ordinary course of business, in particular as they pertain to your rebate reserves and accruals and wholesaler inventory management agreements, which are inherently affected by the underlying product sales volumes and growth. Please also discuss your revenue recognition policy for such shipments.

Gilead response: The Staff has reviewed the response that we provided in our response letter dated August 31, 2006 and indicated that there were no further comments. As such, we have not made further changes to our response from our letter dated August 31, 2006.

d)	Please disaggregate the roll-forward information presented in Schedule II to your consolidated financial statements for each item that reduces your gross revenue as of and for the financial statement periods presented, to quantify the following:

•	the current provision related to sales made in the current period;

•	the current provision related to sales made in prior periods;

•	actual returns or credits in the current period related to sales made in the current period; and

•	actual returns or credits in the current period related to sales made in prior periods.

Gilead response: The Staff has reviewed the response that we provided in our response letters dated August 31, 2006 and November 14, 2006 and has requested that the Company provide the disaggregated roll-forward information as requested above, for our government rebates allowance and government rebates accrued liabilities, since our accounts receivable allowance and accrued liabilities related to government rebates is material.

In response to the Staff’s telephonic comment on November 17, 2006, we have included in this letter (under the heading “Proposed Disclosure” below) substantially similar disclosure to what we will include prospectively in our consolidated financial statements beginning with our Form 10-K for the year ending December 31, 2006. We would like to note that since the requested disaggregated roll-forward information will be disclosed under Critical Accounting Policies, Estimates and Judgments in Management’s Discussion & Analysis as proposed below, we will not present such information under Schedule II to our consolidated financial statements as proposed in our response letter dated November 14, 2006.

e)	Finally, include information regarding the amount of and reason for period to period fluctuations within your statement of operations with respect to each item that reduces your gross revenue for the periods presented. Please also address the effect that changes in your estimates with respect to each of these items had on your revenues and operations for the applicable periods.

Gilead response: The Staff has reviewed the response that we provided in our response letter dated August 31, 2006 and indicated that there were no further comments. As such, we have not made further changes to our response from our letter dated August 31, 2006.

Proposed Disclosure:

With respect to Comment 1(d), we propose to make the following substantially similar disclosure changes to the “Revenue Recognition” section in Critical Accounting Policies, Estimates and Judgments (refer to pages 32-33 of our 2005 Form 10-K) beginning with our Form 10-K for the year ending December 31, 2006.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies, Estimates and Judgments

Revenue Recognition

Product Sales

We recognize revenues from product sales when there is persuasive evidence an arrangement exists, delivery to the customer has occurred, the price is fixed or determinable and collectibility is reasonably assured. We record estimated reductions to revenues for government rebates such as Medicaid reimbursements, customer incentives such as cash discounts for prompt payment, distributor fees, and expected returns of expired products. These estimates are deducted from gross product sales at the time such revenues are recognized. Of these reductions from gross product sales, government rebates significantly impact our reported net product sales and are based upon certain estimates that require complex and significant management judgments.

Government Rebates

We estimate amounts payable by us to government-managed Medicaid programs as well as to certain other qualifying federal and state government programs for the reimbursement of portions of the retail price of prescriptions filled that are covered by these programs. Government rebates that are invoiced directly to us are recorded in other accrued liabilities in our consolidated balance sheets. For qualified programs that can purchase our products through wholesalers at a lower contractual government price, the wholesalers charge back to us the difference between their acquisition cost and the lower price, which we record as an allowance against accounts receivable. We estimate these sales allowances based on contractual terms, historical utilization rates, any new information regarding changes in these programs’ regulations and guidelines that would impact the amount of the actual rebates, our expectations regarding future utilization rates for these programs, and channel inventory data as obtained from our major U.S. wholesalers in accordance with our inventory management agreements. During 2005, 2004 and 2003, $184.8 million, $113.0 million and $64.5 million, respectively, representing 9.0%, 8.1% and 7.0% of total gross product sales, respectively, were deducted from gross product sales for government rebates. Actual government rebates claimed for these periods have varied by less than 3% from our estimates recorded in those periods. As of December 31, 2005 and 2004, we had accrued government rebates of $63.4 million and $37.1 million, respectively, in other accrued liabilities and an allowance of $7.8 million and $3.4 million, respectively, recorded against accounts receivable. The following table summarizes the aggregate activity in these accrued government rebates allowance and accrued liabilities accounts:

	Balance at Beginning of Year	Charged to Expense	Deductions	Balance at End of Year
Year ended December 31, 2005:
Government rebates allowances and accruals
Activity related to 2005 sales	$—	$190,284	$125,148	$65,136
Activity related to sales prior to 2005	40,507	(2,470)	31,953	6,084

Total	$40,507	$187,814	$157,101	$71,220

Year ended December 31, 2004:
Government rebates allowances and accruals
Activity related to 2004 sales	$—	$111,903	$83,052	$28,851
Activity related to sales prior to 2004	27,025	1,148	16,517	11,656

Total	$27,025	$113,051	$99,569	$40,507

Contract Revenue

Contract revenue for research and development is recorded as performance occurs and the earnings process is completed based on the performance requirements of the contract. Nonrefundable contract fees for which no further performance obligations exist, and where there is no continuing involvement by Gilead, are recognized on the earlier to occur of when the payments are received and when collection is reasonably assured.

Revenue from non-refundable up-front license fees and milestone payments where we continue to have involvement, such as through a development collaboration or an obligation to supply product, are recognized as performance occurs and our obligations are completed. In accordance with the specific terms of Gilead’s obligations under these types of arrangements, revenues are recognized as the obligation is fulfilled or ratably over the development or manufacturing period. Revenues associated with substantive at-risk milestones are recognized based upon the achievement of the milestones as defined in the respective agreements. Advance payments received in excess of amounts earned are classified as deferred revenue.

Prepaid Royalties, page 33

2.	So that a reader can understand the significance of your prepaid royalty expenses, please provide us with the following information, in a disclosure-type format, for December 31, 2005 and June 30, 2006:

•	the amount of the prepaid royalty asset and the amount of related amortization expense that you recorded for each period presented;

•	the range of reasonably likely amounts of future amortization related to your prepaid royalty asset or some other type of sensitivity analysis; and

•	how you derived the discount in arriving at the initial present value of the prepaid royalty asset.

Gilead Response: The Staff has reviewed the response that we provided in our response letters dated August 31, 2006 and November 14, 2006 and indicated that there were no further comments. As such, we have not made further changes to our response from our letters dated August 31, 2006 and November 14, 2006.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Notes to Condensed Consolidated Financial Statements

12. Subsequent Events

Convertible Senior Notes, page 15

3.	Please provide us with your analysis of whether the 16.9 million warrants issued pursuant to your April 2006 convertible senior notes transaction meet the definition of a derivative instrument under SFAS No.133, paragraph 6, as you have indicated that you will record the net cost of this transaction within stockholders’ equity. In so doing, please also provide us with a corresponding point-by-point analysis of whether the warrants meet all of the criteria outlined in paragraphs 12-32 of EITF No.00-19 in order to qualify for the paragraph 11a.) scope exception under SFAS No. 133 and ultimately reside in equity.

Gilead Response: The Staff has reviewed the response that we provided in our response letter dated August 31, 2006 and November 14, 2006 and indicated that there were no further comments. As such, we have not made further changes to our response from our letters dated August 31, 2006 and November 14, 2006.

In addition, at the Staff’s request, Gilead acknowledges:

•	Gilead is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Gilead may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 650-522-5756 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ John F. Milligan
John F. Milligan
Executive Vice President and Chief Financial Officer